As filed with the Securities and Exchange Commission on July 5, 2001
                                                       Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                               AVISTA CORPORATION
             (Exact name of registrant as specified in its charter)

        WASHINGTON                                       91-0462470
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                            1411 EAST MISSION AVENUE
                            SPOKANE, WASHINGTON 99202
                                 (509) 489-0500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   DAVID J. MEYER, ESQ.                           J. ANTHONY TERRELL, ESQ.
   Avista Corporation                              Thelen Reid & Priest LLP
 1411 East Mission Avenue                            40 West 57th Street
 Spokane, Washington 99202                          New York, New York 10019
     (509) 495-4316                                     (212) 603-2108

        (Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)
                                   Copies to:
                            JOHN E. BAUMGARDNER, JR.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004

       Approximate date of commencement of proposed sale of the securities to the public:
        WHEN MARKET CONDITIONS WARRANT AFTER THIS REGISTRATION STATEMENT
                               BECOMES EFFECTIVE.

                                ----------------
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              --------------------
                         CALCULATION OF REGISTRATION FEE

-------------------------------- --------------------- --------------------- -------------------- ---------------------
                                                         PROPOSED MAXIMUM      PROPOSED MAXIMUM
     TITLE OF SHARES TO BE           AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING       AMOUNT OF
           REGISTERED                 REGISTERED           PER UNIT (1)            PRICE (1)        REGISTRATION FEE
-------------------------------- --------------------- --------------------- -------------------- ---------------------
 Common Stock (no par value)      3,700,000 shares           $18.55              $68,635,000            $17,159
Preferred Stock Purchase Rights   3,700,000 rights (2)                                                    (3)
-------------------------------- --------------------- --------------------- -------------------- ---------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The estimated offering price for the Common Stock is based on the average of the high and low prices of the Common Stock reported in the consolidated reporting system on July 3, 2001.
(2) The Preferred Share Purchase Rights ("Rights") are appurtenant to and will trade with the Common Stock. The value attributable to the Rights, if any, is reflected in the market price of the Common Stock.
(3) Since no separate consideration is paid for the Rights, the registration fee for such securities is included in the fee for the Common Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

                    SUBJECT TO COMPLETION, DATED JULY 5, 2001

PROSPECTUS

                                3,700,000 SHARES

                               AVISTA CORPORATION
                                  COMMON STOCK
                                 (NO PAR VALUE)

                                  ------------

     Avista Corporation may offer from time to time up to 3,700,000 shares of its Common Stock, no par value, at prices and on terms to be determined at the time of sale.

     Avista Corp. may sell the new shares directly to one or more purchasers or to or through agents, underwriters or dealers. A supplement to this prospectus will describe each offering of the new shares. See PLAN OF DISTRIBUTION.

     Outstanding shares of Avista Corp.'s Common Stock are listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "AVA". The new shares will also be listed on those exchanges. Like the outstanding shares, the new shares will be issued and will trade with the related preferred share purchase rights.

     You should carefully read this prospectus (including the documents incorporated by reference) and the prospectus supplement before you invest in the new shares.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NEW SHARES.

                                  ------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is _________, 2001


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

   This prospectus incorporates by reference important business and financial information about Avista Corp. that is not included in or delivered with this prospectus. See AVAILABLE INFORMATION. You may obtain copies of documents containing such information from us, without charge, by either calling or writing to us at:
                               AVISTA CORPORATION
                            1411 EAST MISSION AVENUE
                            SPOKANE, WASHINGTON 99202
                              ATTENTION: TREASURER
                            TELEPHONE: (509) 489-0500

                                TABLE OF CONTENTS

                                                         PAGE
                                                         ----

AVAILABLE INFORMATION......................................1
RISK FACTORS...............................................2
AVISTA CORPORATION.........................................4
USE OF PROCEEDS............................................8
DESCRIPTION OF COMMON STOCK................................8
      General..............................................8
      Dividend Rights......................................8
      Voting Rights........................................8
      Classified Board of Directors........................9
      Fair Price Provision.................................9
      Preferred Share Purchase Rights......................9
      Liquidation Rights..................................11
      Pre-Emptive Rights..................................11
      Miscellaneous.......................................11
SAFE HARBOR FOR FORWARD LOOKING STATEMENTS................11
PLAN OF DISTRIBUTION......................................13
LEGAL MATTERS.............................................14
EXPERTS...................................................14

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OTHER THAN THIS PROSPECTUS AND THE USUAL SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL ANY SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

                              AVAILABLE INFORMATION

     Avista Corp. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room and at its Regional Offices:

Public Reference Room     New York Regional Office    Chicago Regional Office
   Judiciary Plaza          7 World Trade Center         Citicorp Center
450 Fifth Street, N.W.          Suite 1300            500 West Madison Street
     Room 1024            New York, New York 10048         Suite 1400
Washington, D.C. 20549                              Chicago, Illinois 60661-2551

     You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material by mail from the Public Reference Section of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains an Internet site that contains Avista Corp.'s reports, proxy statements and other information filed with the SEC. The address of that site is http://www.sec.gov.

     Avista Corp.'s Common Stock is listed on the New York and Pacific Stock Exchanges, and reports, proxy statements and other information concerning Avista Corp. can also be inspected at the offices of those exchanges located at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, respectively.

     Avista Corp. is incorporating into this prospectus by reference:

     o Avista Corp.'s most recent Annual Report on Form 10-K filed with the SEC pursuant to the Exchange Act and

     o    all other documents filed by Avista Corp. with the SEC pursuant to
          Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the filing of Avista Corp.'s most recent Annual Report and prior to the termination of the offering made by this prospectus, and all of those documents are deemed to be a part of this prospectus from the date of filing such documents. We refer to the documents incorporated into this prospectus by reference as the "Incorporated Documents". Any statement contained in an Incorporated Document may be modified or superseded by a statement in this prospectus or in any prospectus supplement or in any subsequently filed Incorporated Document. The Incorporated Documents as of the date of this prospectus are:

     o Annual Report on Form 10-K for the year ended December 31, 2000, as amended;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;
          and

     o    Current Report on Form 8-K dated May 2, 2001.

     Avista Corp. maintains an Internet site at http://www.avistacorp.com which contains information concerning Avista Corp. and its affiliates. The information contained at Avista Corp.'s Internet site is not incorporated in this prospectus by reference and you should not consider it a part of this prospectus.

                                  RISK FACTORS

     You should carefully consider the following factors in addition to the other information in this prospectus.

WE NEED TO FINANCE OUR OPERATIONS AND CAPITAL EXPENDITURES. OUR LEVEL OF INDEBTEDNESS COULD AFFECT OUR ABILITY TO DEDICATE SUFFICIENT CASH FLOW TO THESE PURPOSES.

     We have incurred significant long-term indebtedness to support capital expenditures, to fund electric and natural gas deferrals and to maintain working capital. At June 30, 2001, we had total long-term debt of approximately $1,079.5 million. In addition, we will need to finance capital expenditures and obtain additional working capital from time to time. The cash requirements to service the total amount of our indebtedness, both short-term and long-term, could reduce the amount of cash flow available to fund working capital, future acquisitions, the deferral accounts discussed below, dividends, other corporate requirements and capital expenditures.

IF WE ARE UNABLE TO RECOVER DEFERRED PURCHASED POWER AND, TO A LESSER EXTENT, NATURAL GAS COSTS EXCEEDING AMOUNTS INCLUDED IN CURRENT RETAIL RATES, WE MAY EXPERIENCE AN ADVERSE IMPACT ON CASH FLOW AND EARNINGS.

     Purchased power and natural gas costs incurred to serve Avista Utilities' retail customers are generally recovered or expected to be recovered in base rates. However, there is a lag between the time we incur any increases in these costs and the time we collect these increases from customers. As more fully described in Note 1 of Notes to Financial Statements --"Power Cost Deferrals and Power and Natural Gas Adjustment Provisions" in Avista Corp.'s Annual Report on Form 10-K for the year 2000, costs in excess of those included in base rates are deferred as an asset on our balance sheet and not shown as an expense until recovered from our retail customers.

     In 2000 the price of electric energy in western wholesale markets rose to unprecedented levels, accompanied by increases in natural gas prices, in both cases far above the levels included in base rates. Wholesale energy prices remained high during the first quarter of 2001 but weakened from time to time during the second quarter, and in June the Federal Energy Regulatory Commission (the "FERC") took action to mitigate market prices, as discussed below.

     We have mechanisms in place to recover (subject to certain limitations) increases in gas costs in Washington, Idaho and Oregon, and we regularly make filings to recover increased costs under these mechanisms. As of March 31, 2001, we had balances of deferred gas costs totaling $79.3 million. We also have a mechanism in place to recover (subject to certain limitations) increases in purchased power costs in Idaho and had a balance of deferred purchased power costs in Idaho of $5.2 million, a power cost rebate of $0.9 million which is being flowed through to customers, and a surcharge deferral balance of $6.8 million, as of March 31, 2001. On March 23, 2001, we filed an application in Washington to establish the prudency of the purchased power costs incurred as well as for approval of a method to recover the cost increases. As of March 31, 2001, we had a balance of deferred purchased power costs of $56 million plus accrued interest of $0.7 million in Washington. We will be able to recover these balances of deferred costs only in the amounts, and at the times, authorized by the respective state commissions.

     As discussed in AVISTA CORPORATION - "Recent Developments", on May 23, 2001, the Washington Utilities and Transportation Commission ("WUTC") approved a settlement agreement regarding the recovery of these deferral balances reached among Avista Corp., the staff of the WUTC and other parties. Due to recent changes in wholesale market conditions, however, the terms of the settlement agreement may not result in full recovery by February 2003.

RECENT CHANGES IN THE ENERGY MARKETS IN THE WESTERN UNITED STATES HAVE LED TO SIGNIFICANT INCREASES IN WHOLESALE POWER PRICES. BECAUSE OF THESE HIGH PRICE LEVELS, A DECREASE IN OUR POWER RESOURCE AVAILABILITY OR AN INCREASE IN CUSTOMER DEMAND THAT REQUIRES US TO PURCHASE MORE POWER COULD HAVE AN ADVERSE IMPACT ON OUR CASH FLOW AND EARNINGS.

     Wholesale power prices rose dramatically starting in the second quarter of 2000 and remain significantly above historic levels in the Pacific Northwest, including our service territory, and throughout the western United States. While prices decreased somewhat during the second quarter of 2001, the wholesale markets remained volatile. Significant emerging factors include the gradual depletion of excess generating capacity in the West, increasing instances of transmission congestion and increased ownership of generating facilities by entities which are not traditional "public utilities." Also, wholesale power markets have been affected by the restructuring of electric utility regulation at both state and federal levels.

     Federal and state officials, including the FERC, the California Public Utility Commission and the Attorneys General of California, Oregon and Washington, have commenced reviews to determine the causes of the changes in the wholesale energy markets. See AVISTA CORPORATION - "Recent Developments" for a discussion of a wholesale price mitigation plan recently implemented by the FERC.

     Under normal water conditions and customer demand, we would be able to provide almost all of our forecasted native load energy requirements with our own generation plants and long-term contracts until the end of 2003, with the balance covered through short-term contracts. However, current forecasts show streamflow conditions for hydroelectric generation for 2001 at no better than 60% of normal. In response to the reduced hydroelectric generation, we have made additional fixed price purchases of energy to cover our retail and firm wholesale load requirements for 2001 with additional purchases from the higher cost short-term wholesale market. If hydroelectric conditions further deteriorate, or our generating plants do not operate as planned, or weather conditions cause retail loads to increase, we would incur additional costs from increased purchases in the higher cost short-term wholesale energy market. This would have an adverse impact on our cash flow and, if not ultimately recovered, on our earnings.

WE ARE SUBJECT TO THE RISKS INHERENT IN THE UTILITY BUSINESS, INCLUDING NORMAL OPERATING RISKS, SUCH AS THE COST OF FUEL AND THE POSSIBILITY OF PLANT OUTAGES, AND, IN OUR CASE, THE SUFFICIENCY OF STREAMFLOWS. WE ARE ALSO SUBJECT TO REGULATORY RISKS, SUCH AS INCREASED ENVIRONMENTAL REGULATION AND THE CHALLENGE TO OBTAIN SATISFACTORY RATE RELIEF, AS WELL AS TO RISKS ASSOCIATED WITH DEREGULATION OF ENERGY MARKETS.

     The utility business involves many operating risks. For example, there may be a breakdown or failure of electrical generating or other equipment, fuel interruption or performance below expected levels of output or efficiency. Also, some of our facilities use natural gas and coal in their generation of electricity. The market prices and availability of natural gas and coal fluctuate. Increasing prices for these commodities or a lack of availability could impair our cash flow and, if not ultimately recovered, have a negative impact on our earnings. In addition, our hydroelectric plants require continuous water flow for their operation. A drought or other water flow impairment may limit our ability to produce and market electricity from these facilities.

     In addition, the utility business is subject to complex and stringent energy, environmental, and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities requires numerous permits, approvals, and certificates from appropriate federal, state, and local governmental agencies. If environmental regulations, such as emission limits, are tightened, this could increase the amount we must invest to bring our facilities into compliance. In general, the prices we are allowed to charge for our electric and natural gas services are intended to provide, after recovery of allowable operating expenses, an opportunity to earn a reasonable rate of return. The regulatory commissions of the states in which we operate may limit our ability to increase prices, and future changes in the regulatory framework may also affect our ability to earn a reasonable rate of return.

     More recently, wholesale power markets have been affected by the restructuring of electric utility regulation at both federal and state levels. In particular, deregulation in California, combined with increased demand and limitations on supply, has affected wholesale power prices throughout the West. In addition, although there is currently no legislative or regulatory movement toward deregulation in Washington or Idaho, in a deregulated environment, evolving technologies might provide alternate energy supplies at lower costs, leading to lower adjusted market prices and reducing margins for traditional utilities that use technologies and generating assets with capital and operating costs higher than the adjusted market price.

WE ARE SUBJECT TO THE FINANCIAL, LIQUIDITY, CREDIT AND COMMODITY PRICE RISKS ASSOCIATED WITH ENERGY TRADING AND MARKETING ACTIVITIES.

     Our subsidiary, Avista Energy, trades electricity and natural gas, along with derivative commodity instruments, including futures, options, swaps and other contractual arrangements. Most transactions are conducted on a largely unregulated "over-the-counter" basis, there being no central clearing mechanism (except in the case of specific instruments traded on the commodity exchanges). As a result of these trading activities, we are subject to various risks, including market risk, liquidity risk, commodity risk and credit risk. Although Avista Energy scaled back operations to focus primarily in the western United States during 2000, its trading operations continue to be affected by, among other things, volatility of prices within the electric energy and natural gas markets, the demand for and availability of energy, lower unit margins on new sales contracts and deregulation of the electric utility industry.

     Avista Energy is presently renegotiating its credit agreement with its primary lending banks, which by its terms expired on June 30, 2001. Avista Energy anticipates entering into an amended and restated credit agreement with a term of 364 days. This new amended and restated credit agreement is expected to provide up to a $145 million credit facility when fully subscribed. It is anticipated that $100 million of the $145 million facility will be subscribed initially, and with the addition of other banks after origination, the total subscribed commitments will be $145 million.

     In connection with matching loads and resources, Avista Utilities also engages in wholesale sales and purchases of electric capacity and energy, and, accordingly, is also subject to commodity price risk, credit risk and other risks associated with these activities.

WHETHER OR NOT WE PAY DIVIDENDS ON COMMON STOCK DEPENDS ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS OTHER CONDITIONS.

     Avista Corp.'s Board of Directors considers the level of dividends on Avista Corp.'s common stock on a continuing basis, taking into account numerous factors including, without limitation, Avista Corp.'s results of operations and financial condition, as well as general economic and competitive conditions. As discussed in this prospectus and the documents incorporated by reference, Avista Corp.'s businesses are subject to a variety of risks and uncertainties (including, but not limited to, the risk factors discussed in this section), which could affect the Board's decisions regarding dividends.

     Avista Corp.'s net income available for dividends is derived from Avista Utilities' operations, since Avista Energy's ability to pay dividends is currently limited by the terms of its credit agreement. As discussed in DESCRIPTION OF COMMON STOCK - "Dividends", Avista Corp.'s ability to pay dividends is limited by the terms of its Restated Articles of Incorporation, as amended, and certain of its senior unsecured debt securities.

                               AVISTA CORPORATION

GENERAL

     Avista Corp., which was incorporated in the State of Washington in 1889, is an electric and gas utility company having operations located in the Pacific Northwest. We also have subsidiaries involved in energy, information and technology businesses. As of March 31, 2001, our employees included approximately 1,460 people in our utility operations and approximately 800 people in our subsidiary businesses. Our corporate headquarters are in Spokane, Washington, which serves as the Inland Northwest's center for manufacturing, transportation, health care, education, communication, agricultural and service businesses.

     Our operations are organized into four lines of business--Avista Utilities, Energy Trading and Marketing, Information and Technology, and Avista Ventures. Avista Utilities, which is an operating division of Avista Corp. and not a separate entity, represents the regulated utility operations. Avista Capital, a wholly owned subsidiary of Avista Corp., owns all of the subsidiary companies engaged in the other lines of business.

     Avista Corp.'s lines of business, and the companies included within them, are illustrated below:

                     ------------------
                     AVISTA CORPORATION*
                     ------------------
                              /
      -----------------------------------------------
     /                                              /
----------------                                --------------
AVISTA UTILITIES**                              AVISTA CAPITAL*
----------------                                --------------
                                                       /
               -----------------------------------------------------------------
                             /                        /                       /
               -----------------------    ---------------      -----------------
                      ENERGY              INFORMATION AND      AVISTA VENTURES**
               TRADING AND MARKETING**      TECHNOLOGY**       -----------------
               -----------------------    ---------------                    /
                           /                         /                      /
          -------------   /       ----------------  /    ---------------   /
          AVISTA ENERGY* /        AVISTA ADVANTAGE*/     AVISTA VENTURES* /
          ------------- /         --------------- /      --------------- /
         ------------  /           -----------   /               -----  /
         AVISTA POWER*/            AVISTA LABS* /                OTHER*/
         ------------/             ----------- /                 -----
                       ---------------------  /
                       AVISTA COMMUNICATIONS*/
                       ---------------------

*  - denotes a business entity.
** - denotes an operating division or line of business

ENERGY BUSINESSES

     Avista Utilities provides electricity and natural gas distribution and transmission services in a 26,000 square mile area in eastern Washington and northern Idaho with a population of approximately 835,000. It also provides natural gas distribution service in a 4,000 square mile area in northeast and southwest Oregon and in the South Lake Tahoe region of California, with the population in these areas approximating 500,000. At the end of 2000, retail electric service was supplied to approximately 313,000 customers in eastern Washington and northern Idaho; retail natural gas service was supplied to approximately 279,000 customers in parts of Washington, Idaho, Oregon and California. Our retail customers include residential, commercial and industrial classifications, with the residential classification accounting for the most energy consumed and the greatest contribution to revenues. Avista Utilities also engages in wholesale sales and purchases of electric capacity and energy.

     In addition to providing electric transmission and distribution services, Avista Utilities is responsible for electric generation and production. Avista Utilities owns and operates eight hydroelectric projects, a wood-waste fueled generating station and two natural gas-fired combustion turbine (CT) generating units. It also owns a 15% share in a two-unit coal-fired generating facility and leases and operates two additional natural gas-fired CT generating units. These facilities have a total net capability of approximately 1,470 megawatts, of which 65% is hydroelectric and 35% is thermal. In addition, Avista Utilities has a number of long-term power purchase and exchange contracts that increase its available resources.

     Under normal water conditions and loads, Avista Utilities' generation plants and long-term contracts would be able to cover approximately 90% of its forecasted native load energy requirements in 2001, and 100% thereof in 2002 and 2003. The balance would be covered through short-term contracts. Avista Utilities has covered essentially all of its electric energy requirements in the forward markets for 2001. For a discussion of current water conditions, see RISK FACTORS.

     As part of the Company's strategy to manage the decrease in electric resources caused by the current poor hydroelectric conditions and volatile energy markets, Avista Utilities is implementing several buy-back and rebate programs for residential, commercial and industrial customers. The programs are designed to encourage conservation. Additionally, Avista Utilities is pursuing the acquisition and construction of several small generation projects throughout its service territory.

     Avista Utilities anticipates residential and commercial electric load growth to average approximately 2.6% annually for the next five years primarily due to expected increases in both population and the number of businesses in its service territory. The number of electric customers is expected to increase and the average annual usage by residential customers is expected to remain steady. Avista Utilities expects natural gas load growth, including transportation volumes, in its Washington and Idaho service area to average approximately 2.7% annually for the next five years. The Oregon and South Lake Tahoe, California service areas are anticipated to realize 3.4% growth annually during that same period. The natural gas load growth is primarily due to expected conversions from electric space and water heating to natural gas, and increases in both population and the number of businesses in its service territories. These electric and natural gas load growth projections are based on purchased economic forecasts, publicly available studies, and internal analysis of company-specific data, such as energy consumption patterns and internal business plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Future Outlook" in Avista Corp.'s Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 for additional information.

     Energy Trading and Marketing is comprised of Avista Energy, Inc., and Avista Power, Inc. Avista Energy is an electricity and natural gas trading and marketing business. Avista Power was formed to develop, purchase and own electric generation assets. Avista Energy and Avista Power operate primarily in the Western Systems Coordinating Council ("WSCC"), which is comprised of the eleven Western states.

     Avista Energy is in the business of buying and selling electricity and natural gas. Avista Energy's customers include commercial and industrial end-users, electric utilities, natural gas distribution companies and other trading companies. Avista Energy also trades electricity and natural gas derivative commodity instruments.

     Avista Power has electric generation projects under development and construction in strategic locations primarily in the WSCC. Avista Power and Cogentrix Energy, Inc. have entered into an agreement to jointly build and/or buy interests in natural gas-fired electric generation plants in the states of Washington, Oregon and Idaho. A project under this agreement is the 270 megawatt facility located near Rathdrum, Idaho, with 100% of its output contracted to Avista Energy for 25 years. Non-recourse project financing was completed in March 2000 and the facility is currently under construction, with commercial operation expected to start in the third quarter of 2001.

     In December 2000, Avista Utilities selected the Coyote Springs 2 project ("CS2"), a 280 megawatt combined-cycle natural gas-fired plant near Boardman, Oregon to add generation to its portfolio. Construction commenced in January 2001 under a fixed price turnkey engineering, procurement and construction contract with project completion anticipated in mid-2002. The process is underway to transfer ownership from Avista Power to Avista Utilities.

OTHER BUSINESS

     Information and Technology is comprised of Avista Advantage, Inc., Avista Laboratories, Inc. and Avista Communications, Inc.

o Avista Advantage is an e-commerce provider of facilities management billing and information services to commercial customers throughout the U.S. and Canada. Its primary product lines include consolidated billing, resource accounting, energy analysis, load profiling and maintenance and repair billing services.

o Avista Labs is in the process of developing both modular Proton Exchange Membrane fuel cells for power generation at the site of the consumer or industrial user and fuel cell components.

o Avista Communications is an Integrated Communications Provider providing local dial tone, data transport, internet services, voice messaging and other telecommunications services to under-served communities primarily in ten Northwest markets. Avista Communications is also involved in designing, building and managing metropolitan area fiber optic networks.

     Avista Ventures includes Avista Ventures, Inc. and several other minor subsidiaries. Avista Ventures was formed to align Avista Corp.'s investment and acquisition activities in the strategic growth areas of energy, information and technology. In addition, Avista Ventures holds investments in real estate and majority ownership of AM&D, a metals fabrication and manufacturing business.

BUSINESS STRATEGY

     Avista Corp.'s general business strategy is to:

o maintain a strong, low-cost utility business focused on delivering efficient, reliable and high quality service to its customers;

o    reduce the size and risk associated with its energy trading activities;

o pursue opportunities to develop new generation to support the growing power requirements in the Northwest; and

o have access to electric and natural gas resources, both owned and under long-term contract, in excess of projected requirements.

RECENT DEVELOPMENTS

     On May 23, 2001, the WUTC approved a settlement agreement which had been reached among Avista Corp., the staff of the WUTC and other parties with respect to deferred energy costs. The agreement, among other things, provides for the extension of Avista Corp.'s deferral accounting mechanism through February 2003. Due to the planned addition of generating resources as well as the expiration of certain long-term power sale agreements, Avista Utilities expects to be in a power surplus position by July 2002. The agreement was based, in part, on the expectation that Avista Utilities' profits from surplus power sales would offset the power cost deferral balance, reducing the balance to zero by the end of February 2003 without any price increase to retail customers. These expectations were based on assumptions as to a number of variables including, but not limited to, streamflow conditions, thermal plan performance, level of retail loads, wholesale market prices and the amount of additional generating resources. Avista Utilities is evaluating the effect of the recent decline in wholesale market prices and the FERC price mitigation plan described below on its ability to recover its deferred balances under the settlement agreement. Avista Utilities reserved the right to request an immediate rate surcharge to recover the deferral balance if circumstances change. See RISK FACTORS.

     On May 31, 2001, Avista Corp. renewed its committed line of credit and repaid all outstanding borrowings under that facility. The new $220 million credit facility expires on May 29, 2002. As of June 30, 2001, there were no amounts borrowed under this committed line of credit.

     Avista Corp. is in the process of obtaining a construction loan to finance $120 million of the construction costs for the Coyote Springs 2 project with a term that matches the construction period. A term sheet has been signed with two co-lenders to fully underwrite such construction loan.

     On June 19, 2001, the FERC issued an order adopting a price mitigation plan applicable to certain wholesale power sales in California and throughout the western United States during the period June 20, 2001 through September 30, 2002. The order applies to pre-schedule (day-ahead) and real-time (hour-ahead) transactions in the western United States. In general terms, when operating reserves fall below 7.5% in California and the California Independent System Operator calls a Stage 1 alert, the market price is capped at the operating cost of the highest cost unit in operation during the Stage 1 condition. The price during non-Stage 1 periods is based on 85% of the price established during the most recent Stage 1 alert. Sellers that do not wish to establish rates on the basis of this price mitigation plan may propose cost-of-service rates covering all of their generating units in the Western Systems Coordinating Council for the duration of the mitigation plan. Since the adoption of this plan, wholesale market prices in the West have continued to drop.

                                 USE OF PROCEEDS

     Unless we indicate differently in a supplement to this prospectus, the net proceeds from the issuance and sale of the new shares will be used (a) to fund Avista Utilities' construction, facility improvement and maintenance programs,
(b) to pay short-term debt and maturing long-term debt of Avista Corp. issued to fund a portion of the construction, improvement and maintenance programs, (c) to reimburse Avista Corp.'s treasury for funds previously expended for any of these purposes and (d) for other corporate purposes.

                           DESCRIPTION OF COMMON STOCK

GENERAL

     The authorized capital stock of Avista Corp. consists of 10,000,000 shares of Preferred Stock, cumulative, without nominal or par value, which is issuable in series (the "Preferred Stock"), and 200,000,000 shares of Common Stock without nominal or par value (the "Common Stock"). Following is a brief description of certain of the rights and privileges of the Common Stock. For a complete description, reference is made to Avista Corp.'s Restated Articles of Incorporation, as amended (the "Articles"), and its Bylaws (the "Bylaws") and to the laws of the State of Washington. The following summary, which does not purport to be complete, is qualified in its entirety by such reference.

DIVIDEND RIGHTS

     After full provision for all Preferred Stock dividends declared or in arrears, the holders of Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by Avista Corp.'s Board of Directors.

     The Indenture, dated as of April 3, 2001, between Avista Corp. and Chase Manhattan Bank and Trust Company, National Association, trustee, under which $400 million of senior unsecured notes are outstanding, contains restrictions on the payment of dividends. So long as there is no default under the Indenture, Avista Corp. does not expect these restrictions to limit its ability to continue to pay dividends on its capital stock.

VOTING RIGHTS

     The holders of the Common Stock have sole voting power, except as indicated below or as otherwise provided by law. Each holder of Common Stock is entitled to one vote per share, except that, in the election of directors, each holder has "cumulative" voting rights by which he or she is entitled to that number of votes which is equal to the number of directors to be elected multiplied by the number of shares held. These votes may all be cast for a single nominee for director or may be distributed among any two or more nominees.

     If dividends payable on any shares of Preferred Stock shall be in arrears in an amount equal to the aggregate amount of dividends accumulated on such shares of Preferred Stock over the eighteen (18) month period ended on such date, the holders of such stock become entitled, as one class, to elect a majority of the Board of Directors, and the holders of the Common Stock, voting as a single class, will be entitled to elect the remaining directors of the Company. Such right does not cease until all defaults in the payment of dividends on the Preferred Stock shall have been cured.

     In addition, the consent of various proportions of the Preferred Stock at the time outstanding is required to adopt any amendment to the Articles which would authorize any new class of stock ranking prior to or on a parity with the Preferred Stock as to certain matters, to increase the authorized number of shares of the Preferred Stock or to change any of the rights or preferences of outstanding Preferred Stock.

CLASSIFIED BOARD OF DIRECTORS

     Both the Articles and the Bylaws, provide for a Board of Directors divided into three classes. Each class will generally serve for a term of three years, with only one class of directors being elected in each year. The classification of the Board of Directors reduces the impact of cumulative voting rights.

     The Articles and Bylaws also provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock. The Articles and Bylaws further require an affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock to alter, amend or repeal the provisions relating to the classification of the Board of Directors and the removal of members from, and the filling of vacancies on, the Board of Directors.

"FAIR PRICE" PROVISION

     The Articles contain a "fair price" provision which requires the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock for the consummation of certain business combinations, including mergers, consolidations, recapitalizations, certain dispositions of assets, certain issuances of securities, liquidations and dissolutions involving Avista Corp. and a person or entity who is or, under certain circumstances, was, a beneficial owner of 10% or more of the outstanding shares of Common Stock (an "Interested Shareholder") unless

o such business combination shall have been approved by a majority of the directors unaffiliated with the Interested Shareholder or

o certain minimum price and procedural requirements are met. The Articles provide that the "fair price" provision may be altered, amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock.

PREFERRED SHARE PURCHASE RIGHTS

General

     Reference is made to the Rights Agreement, dated as of November 12, 1999 (the "Rights Agreement"), between Avista Corp. and The Bank of New York, as Rights Agent, filed with the Commission. The following statements are qualified in their entireties by such reference.

     On November 12, 1999, the Avista Corp. Board of Directors authorized the Rights Agreement to replace the existing rights plan which expired on February 16, 2000. Under the Rights Agreement, Avista Corp. granted one preferred share purchase right (a "Right") on each outstanding share of Common Stock to holders of Common Stock outstanding on February 15, 2000 or issued thereafter. The description and terms of Rights are set forth in the Rights Agreement.

     Each Right entitles the registered holder, subject to regulatory approvals and other specified conditions, to purchase one one-hundredth of a share of Preferred Stock at a purchase price of $70.00 (the "Purchase Price"). The Rights are exercisable only if a person or group

o acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock, or

o commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding shares of Common Stock.

     Until that time, the Rights are evidenced by and trade with the shares of Common Stock. The Rights will expire on March 31, 2009 unless Avista Corp. first redeems or exchanges them, in each case as described below.

     The purchase of stock pursuant to the Rights may be subject to regulatory approvals and other specified conditions. Under no circumstances will a person or group that acquires 10% of the Common Stock be entitled to exercise Rights.

"Flip-in"

     If any person or group acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock, each unexercised Right will entitle its holder to purchase that number of shares of Common Stock or, at the option of Avista Corp. Preferred Stock, which has a market value at that time of twice the Purchase Price.

"Flip-over"

     In the event that any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock, and Avista Corp.

o    consolidates or merges with or into, or

o    sells 50% or more of its assets or earning power to,

any person or group, each unexercised Right would instead entitle its holder to purchase the acquiring company's common shares having a market value of twice the Purchase Price.

Exchange

     If a person or group acquires beneficial ownership of more than 10% but less than 50% of the outstanding shares of Common Stock, Avista Corp. may exchange each outstanding Right for one share of Common Stock or cash, securities or other assets having a value equal to the market value of one share of Common Stock. That exchange may be subject to regulatory approvals.

Redemption

     Avista Corp. may redeem the Rights, at a redemption price of $0.01 per Right, at any time until any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock.

Certain Adjustments

     The Purchase Price, the amount and type of securities covered by each Right and the number of Rights outstanding will be adjusted to prevent dilution

o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

o if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock or equivalent preferred shares at less than the current market price of the Preferred Stock, or

o upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be made until cumulative adjustments amount to a least 1% of the Purchase Price. Avista Corp. will not issue fractional shares of Preferred Stock other than in integral multiples of one ten-thousandth of a share. Instead, Avista Corp. will make an adjustment in cash based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Amounts Outstanding

     Avista Corp. distributed one Right to shareholders of the company for each share of Common Stock owned of record by them at the close of business on February 15, 2000. Until the earliest of

o such time as any person or group acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock,

o    March 31, 2009, or

o    the redemption of the Rights,

Avista Corp. will issue one Right with each share of Common Stock that is issued after February 15, 2000 so that each outstanding share of Common Stock will have an appurtenant Right. Avista Corp. has initially authorized and reserved 600,000 shares of Preferred Stock for issuance upon exercise of the Rights.

Amendment

     Avista Corp. may amend the Rights Agreement in any respect until any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock. Thereafter, Avista Corp. may amend the Rights Agreement in any manner which will not adversely affect the holders of the Rights in any material respect.

     The Rights have certain antitakeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire Avista Corp. on terms not approved by Avista Corp.'s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired or redeemed. The Rights should not interfere with any merger or other business combination approved by the Avista Corp.'s Board of Directors prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Stock since until such time the Rights may be redeemed, or the Rights Agreement amended, as described above.

LIQUIDATION RIGHTS

     In the event of any liquidation of Avista Corp., after satisfaction of the preferential liquidation rights of the Preferred Stock, the holders of Common Stock would be entitled to share ratably in all assets of Avista Corp. avai1able for distribution to shareholders.

PRE-EMPTIVE RIGHTS

     No holder of any stock of Avista Corp. has any pre-emptive rights.

MISCELLANEOUS

     The presently outstanding shares of Common Stock are fully paid and nonassessable.

     The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange.

     The New York Transfer Agent and Registrar for the Common Stock is The Bank of New York, 101 Barclay Street, 11th Floor, New York, New York 10286.

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

     We are including the following cautionary statement in this prospectus to make applicable and to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, Avista Corp. Forward-looking statements include statements concerning plans, objectives, goals, strategies, projections of future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and are all statements which are other than statements of historical fact, including without limitation those that are identified by the use of the words "anticipates", "estimates", "expects", "intends", "plans", "predicts", and similar expressions. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of Avista Corp., are also expressly qualified by these cautionary statements.

     Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation management's examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished. Furthermore, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on Avista Corp.'s business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

AVISTA UTILITIES' OPERATIONS

     In addition to other factors and matters discussed elsewhere herein, some important factors that could cause actual results or outcomes for Avista Utilities' operations to differ materially from those discussed in forward-looking statements include continuing legislative developments, governmental policies and regulatory actions with respect to allowed rates of return, financings, or industry and rate structures, weather conditions, wholesale and retail competition (including but not limited to electric retail wheeling and transmission cost), availability of economic supplies of natural gas, present or prospective natural gas distribution or transmission competition (including but not limited to prices of alternative fuels and system deliverability costs), the costs of power and natural gas in wholesale markets and the ability to recover purchased power and purchased gas costs, the ability to make profitable sales of any surplus electric capacity or energy in wholesale markets, present or prospective generation, operations and construction of plant facilities, and acquisition and disposal of assets or facilities.

ENERGY TRADING AND MARKETING OPERATIONS

     Energy Trading and Marketing includes the operations of Avista Energy and Avista Power. In addition to other factors and matters discussed elsewhere herein, some important factors that could cause actual results or outcomes for the Energy Trading and Marketing operations to differ materially from those discussed in forward-looking statements include further industry restructuring evolving from federal and/or state legislation, regulatory actions by federal and state utility commissions, demand for and availability of energy throughout the country, wholesale competition, availability of economic supplies of natural gas, governmental controls on market operations and prices, margins on purchased power, changes in market factors, the formation of additional alliances or entities, the availability of economically feasible generating projects and the availability of funding for new generating assets.

INFORMATION AND TECHNOLOGY, AND AVISTA VENTURES' OPERATIONS

     Certain additional important factors which could cause actual results or outcomes for the remaining Avista Corp. subsidiaries' operations to differ materially from those discussed in forward-looking statements include competition from other companies and other technologies, obsolescence of technologies, the ability or inability to reduce costs of the technologies down to economic levels, the ability to obtain new customers and retain old ones, reliability of customer orders, business acquisitions, disposal of assets, the availability of funding from other sources, research and development findings and the availability of economic expansion or development opportunities.

FACTORS COMMON TO ALL OPERATIONS

     The business and profitability of Avista Corp. are also influenced by, among other things, economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions, population growth rates and demographic patterns, market demand for energy from plants or facilities, changes in tax rates or policies, unanticipated project delays or changes in project costs, unanticipated changes in operating expenses or capital expenditures, labor negotiation or disputes, changes in credit ratings or capital market conditions, inflation rates, inability of the various counterparties to meet their obligations with respect to financial instruments, changes in accounting principles and/or the application of such principles to Avista Corp., changes in technology and legal proceedings.

                              PLAN OF DISTRIBUTION

     Avista Corp. may sell the new shares from time to time in any of four ways:
(a) directly to a limited number of institutional purchasers or to a single purchaser, (b) through agents, (c) through underwriters or (d) through dealers. The prospectus supplement relating to each offering of new shares will set forth the terms of such offering, including the name or names of any such agents, underwriters or dealers, the purchase price of such shares and the net proceeds to Avista Corp. from the issuance and sale thereof, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If Avista Corp. uses agents to sell new shares, the agents will agree to endeavor to solicit purchases of shares. Avista Corp. would have the sole right to accept such offers to purchase new shares and would have the right to reject any such offer in whole or in part. Agents may have the right to reject any such offers in whole or in part.

     If Avista Corp. uses underwriters to sell new shares, the underwriters will be obligated to purchase such shares for their own account and may resell them in one or more transactions. Unless otherwise set forth in the prospectus supplement relating to an offering of new shares, the obligations of any underwriter or underwriters to purchase such shares will be subject to certain conditions precedent, and such underwriter or underwriters will be obligated to purchase all of such shares if any are purchased, except that, in certain cases involving a default by one or more underwriters, less than all of such shares may be purchased.

     New shares sold through agents or underwriters may be sold by means of (i) ordinary brokers' transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of the New York Stock Exchange, the Pacific Stock Exchange and other exchanges on which the shares are admitted to trading privileges (the "Exchanges"), including transactions in which any agent may sell shares as agents but may also position and resell all or a portion of the blocks as principals, (iii) offerings off the floors of the Exchanges or
(iv) a combination of any such methods. Sales may be made at market prices prevailing at the time of sale (or at prices based on prevailing market prices), or at negotiated prices based on prevailing market prices (which could be subject to change). Any such offering would be described in a supplement to this prospectus setting forth the terms of the offering and the number of shares being offered.

     Any underwriters, dealers or agents participating in any distribution of new shares may be deemed to be underwriters, and any discounts or commissions received by them on the sale or resale of shares may be deemed to be underwriting discounts and commissions, under the Securities Act. Agents, underwriters and dealers may be entitled under agreements entered into with Avista Corp. to indemnification by Avista Corp. against certain liabilities, including liabilities under the Securities Act.

     The outstanding shares of Avista Corp.'s Common Stock are listed on the New York Stock Exchange and the Pacific Stock Exchange. The new shares will also be listed on those Exchanges, subject to official notice of issuance.

     Any agents, underwriters and/or one or more of their affiliates may engage in transactions with and perform services for Avista Corp. and certain of its affiliates in the ordinary course of business.

                                  LEGAL MATTERS

     The legality of the new shares and the related Rights will be passed upon for Avista Corp. by Thelen Reid & Priest LLP and Heller Ehrman White & McAuliffe LLP and for any underwriters or agents by Sullivan & Cromwell. In giving their opinions, Thelen Reid & Priest LLP and Sullivan & Cromwell may rely as to matters of Washington, California, Idaho, Montana and Oregon law upon the opinion of Heller Ehrman White & McAuliffe LLP.

     In the opinion of Thelen Reid & Priest LLP and Heller Ehrman White & McAuliffe LLP, the statutory law of the State of Washington permits Washington corporations to enter into shareholder rights plans, such as the Rights Agreement, and to issue rights thereunder, such as the Rights. Such counsel note, however, that they are aware of no reported court decisions applying Washington law that address the authorization by a board of directors of shareholder rights plans or the issuance of rights thereunder. Such counsel believe, however, that a court applying Washington law, when presented with such questions, after giving effect to the "business judgment rule" under Washington law, most likely would look to and apply the corporation law of the State of Delaware. Accordingly, the opinions of such counsel as to the legal issuance of the Rights are based upon such conclusion. Such counsel express no opinion as to the enforceability of the Rights or the Rights Agreement.

                                     EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Avista Corp.'s most recent annual report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (ESTIMATED).

Filing fee-- Securities and Exchange Commission......................    $17,159
Fees of state regulatory authorities.................................      1,000
Legal counsel fees...................................................    200,000
Auditors' fees.......................................................     20,000
Blue Sky counsel and filing fees.....................................     10,000
Printing, including Form S-3, prospectus, exhibits, etc..............     15,000
Transfer Agent's Fees................................................     10,000
Miscellaneous expenses...............................................     26,841
                                                                          ======

      Total Estimated Expenses.......................................   $300,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article Seventh of the Registrant's Restated Articles of Incorporation, as amended (the "Articles"), provides, in part, as follows:

     "No Director shall have any personal liability to the Corporation or its shareholders for monetary damages for his or her conduct as a Director of the Corporation; provided, however, that nothing herein shall eliminate or limit any liability which may not be so eliminated or limited under Washington law, as from time to time in effect. No amendment, modification or repeal of this paragraph shall eliminate or limit the protection afforded by this paragraph with respect to any act or omission occurring prior to the effective date thereof."

Reference is made to the Section 23B.08.320 of the Revised Code of Washington, which sets forth the extent to which the liability of directors may be eliminated under the laws of the State of Washington.

Article Seventh of the Articles further provides, in part, as follows:

     "The Corporation shall, to the full extent permitted by applicable law, as from time to time in effect, indemnify any person made a party to, or otherwise involved in, any proceeding by reason of the fact that he or she is or was a director of the Corporation against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any such proceeding. The Corporation shall pay any reasonable expenses incurred by a director in connection with any such proceeding in advance of the final determination thereof upon receipt from such director of such undertakings for repayment as may be required by applicable law and a written affirmation by such director that he or she has met the standard of conduct necessary for indemnification, but without any prior determination, which would otherwise be required by Washington law, that such standard of conduct has been met. The Corporation may enter into agreements with each director obligating the Corporation to make such indemnification and advances of expenses as are contemplated herein. Notwithstanding the foregoing, the Corporation shall not make any indemnification or advance which is prohibited by applicable law. The rights to indemnity and advancement of expenses granted herein shall continue as to any person who has ceased to be a director and shall inure to the benefit of the heirs, executors and administrators of such a person."

The Registrant has entered into indemnification agreements with each director as contemplated in Article Seventh of the Articles.

Reference is made to Section 23B.08.510 of the Revised Code of Washington, which sets forth the extent to which indemnification is permitted under the laws of the State of Washington.

Article IX of the Registrant's Bylaws contains an indemnification provision similar to that contained in the Articles and, in addition, provides in part as follows:

     "Section 2. Liability Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the laws of the State of Washington."

Insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on the part of the Registrant out of its foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

ITEM 16.   EXHIBITS.

Reference is made to the Exhibit Index on p. II-7 hereof.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (6) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                POWER OF ATTORNEY

     The Registrant hereby appoints each Agent for Service named in this registration statement as its attorney-in-fact to sign in its name and behalf, and to file with the Securities and Exchange Commission any and all amendments, including post effective amendments, to this registration statement, and each director and/or officer of the Registrant whose signature appears below hereby appoints each such Agent for Service as his or her attorney-in-fact with like authority to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all such amendments.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane and State of Washington on the 5th day of July, 2001.

                                                    AVISTA CORPORATION


                                                   /S/ GARY G. ELY
                                             -----------------------------------
                                                       Gary G. Ely
                                               Chairman of the Board, President
                                                and Chief Executive Officer

           Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

           SIGNATURE                         TITLE                     DATES


        /S/ GARY G. ELY               Principal Executive           July 5, 2001
-----------------------------------   Officer and Director
          Gary G. Ely
(Chairman of the Board, President
  and Chief Executive Officer)


      /s/ JON E. ELIASSEN             Principal Financial and       July 5, 2001
-----------------------------------   Accounting Officer
       J. E. Eliassen
(Senior Vice President and Chief
     Financial Officer)


  /S/ ERIK J. ANDERSON                Director                      July 5, 2001
-----------------------------------
      Erik J. Anderson


  /S/ KRISTIANNE BLAKE                Director                      July 5, 2001
-----------------------------------
      Kristianne Blake


     /S/ D.A. CLACK                   Director                      July 5, 2001
-----------------------------------
       David A. Clack


     /S/ S.M.R. JEWELL                Director                      July 5, 2001
-----------------------------------
Sarah M. R. (Sally) Jewell

       /S/ J.F. KELLY                 Director                      July 5, 2001
-----------------------------------
       John F. Kelly


   /S/ JESSIE J. KNIGHT, JR.          Director                      July 5, 2001
-----------------------------------
      Jessie J. Knight, Jr.


      /S/ EUGENE W. MEYER             Director                      July 5, 2001
-----------------------------------
        Eugene W. Meyer


       /S/ BOBBY SCHMIDT              Director                      July 5, 2001
-----------------------------------
          Bobby Schmidt


      /S/ R. JOHN TAYLOR              Director                      July 5, 2001
-----------------------------------
        R. John Taylor


    /S/ DANIEL J. ZALOUDEK            Director                      July 5, 2001
-----------------------------------
       Daniel J. Zaloudek

                                                                   EXHIBIT 23(B)


                                     CONSENT

     We consent to the incorporation by reference in this Registration Statement of Avista Corporation on Form S-3 of our report dated February 2, 2001 (February 26, 2001 as to Note 22), appearing in the Annual Report on Form 10-K of Avista Corporation for the year ended December 31, 2000 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/  Deloitte & Touche LLP

Seattle, Washington
July 3, 2001

                                  EXHIBIT INDEX

Exhibit No.          Description of Exhibit
-----------          ----------------------

     *1(a)     -    Form of Underwriting Agreement

     *1(b)     -    Form of Sales Agency Agreement

     3(a)      -    Restated Articles of Incorporation (previously filed as
                    Exhibit 3(b) to Annual Report on Form 10-K for the year ended December 31, 1998)

     3(b)      -    Bylaws (previously filed as Exhibit 4(a) to Quarterly
                    Report on Form 10-Q for the quarter ended June 30, 2000)

     4         -    Rights Agreement, dated as of November 15, 1999, between
                    the Registrant and Bank of New York, Rights Agent
                    (previously filed as Exhibit 4 to Current Report on Form
                    8-K, dated November 15, 1999)

     5(a)      -    Opinion of Heller Ehrman White & McAuliffe LLP

     5(b)      -    Opinion of Thelen Reid & Priest LLP

     23(a)     -    Consents of Heller Ehrman White & McAuliffe LLP. and
                    Thelen Reid & Priest LLP are contained in their opinions filed as Exhibits 5(a) and 5(b), respectively

     23(b)     -    Consent of Deloitte & Touche LLP (contained on page II-6)

     24        -    Power of Attorney (contained on page II-4)


-------------------
          * To be filed subsequently as an exhibit to an amendment to this Registration Statement or a Current Report on Form 8-K.